United States securities and exchange commission logo





                            May 2, 2022

       Mark Gordon
       Wachtell, Lipton, Rosen & Katz
       51 West 52nd Street
       New York, NY
       10019

                                                        Re: Cornerstone
Building Brands, Inc.
                                                            Schedule 13E-3
filed by Cornerstone Building Brands, Inc., Camelot Return
                                                            Merger Sub, Inc.,
and Camelot Return Intermediate Holdings, LLC
                                                            Filed April 7, 2022
                                                            File No. 005-43166
                                                            color:white;"_
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed April 7, 2022
                                                            File No. 001-14315

       Dear Mr. Gordon:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule 13E-3

       General, page i

   1. Please include the CD&R Funds, CD&R Stockholders and the CD&R Entities (other than
                                                        Parent and Merger Sub)
as filing persons in the Schedule 13E-3. Alternatively, provide us with a legal analysis
in support of your apparent conclusion that such persons should not be identified as
additional filing persons. We note the CD&R Entities have disclosed a fairness determination
elsewhere in the proxy statement.
   2. We note the disclosure in the Background of the Merger section referring to various events of interaction
between the CD&R entities and the company and that none of those
 Mark Gordon
FirstName  LastNameMark  Gordon
51 West 52nd  Street
Comapany
May  2, 2022Name51 West 52nd Street
May 2,
Page 2 2022 Page 2
FirstName LastName
         events resulted in the filing of an amendment to the Schedule 13D filed by any of the
         CD&R entities. Please advise us why the CD&R entities did not file an amendment to
         report a change in their plans for the company shares in    the summer
of 2019,    on
         September 16, 2021, on November 12 and 22, 2021 (the earlier instance coupled with an indication that CD&R was interested in contacting financing sources) and continuing until
         February 14, 2022 in connection with its expressions of interest in and negotiations for an
         acquisition of the company   s shares not already owned by CD&R.
Preliminary Proxy Statement
Summary Term Sheet, page 1

3. Please shorten the summary term sheet and Q&A sections significantly while keeping only a description of the most material terms of the proposed transaction and avoiding duplication of information. Refer to Item 1001 of Regulation M-A. Reasons for the Merger; Recommendation of the Board; Fairness of the Merger, page 29

4. We note that the Special Committee considered the analyses and conclusion underlying the Centerview opinion in making its fairness determination. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis as their own in order to satisfy the disclosure obligation under Item 8 of Schedule 13E-3 and corresponding Item 1014(b) of Regulation
         M-A. See Question 20 of Exchange Act Release No. 34-17719 (April 13,
1981). Please
         revise to state, if true, that the board, on behalf of Cornerstone Building Brands,
         Inc., ultimately adopted the Centerview analyses and opinion as their own. Alternatively, please briefly explain to us why the issuer has satisfied its obligation to disclose the material factors upon which its fairness determination is based.
5. We note that the Selected Precedent Transaction analysis resulted in a price range higher than the current transaction price. Revise your disclosure to describe how the Special
         Committee, and ultimately the board, considered, on behalf of the issuer, the results of this analysis in their evaluation of the fairness of the transaction. Position of the CD&R Entities as to the Fairness of the Merger, page 36

6. Please revise your disclosure here and elsewhere in the proxy statement referring to filing
         persons that    may be deemed    to be engaged in a going private
transaction to remove the
         uncertainty. Given that Rule 13e-3 only applies to issuers and affiliates engaged in a Rule
         13e-3 transaction, the filing persons may not disclaim responsibility for having made the
         Schedule 13E-3 filing without contradicting the terms of the rule. Please revise to remove the implication that Rule 13e-3 may not apply to the filing persons. Opinion of Centerview Partners LLC, page 39

7. Please revise to disclose the data underlying the results described in each analysis and to show how that information resulted in the multiples/values disclosed. For example,
 Mark Gordon
FirstName  LastNameMark  Gordon
51 West 52nd  Street
Comapany
May  2, 2022Name51 West 52nd Street
May 2,
Page 3 2022 Page 3
FirstName LastName
         disclose (i) the enterprise value and EBITDA for each comparable company, and (ii) the enterprise value and LTM EBITDA for each selected comparable transaction.
8. With respect to the Discounted Cash Flow analysis, disclose the basis for the discount rates and perpetuity growth rates used by Centerview.
9. Revise the disclosure about the Selected Precedent Transaction analysis to explain how
         this analysis was supportive of Centerview   s fairness opinion given
that the range of
         results starts at a higher per share price than the current transaction price.
10. Revise your disclosure to include a summary of all of Centerview's presentations. See
         Item 1015(b) of Regulation M-A which, by its terms, requires disclosure of "each report, opinion or appraisal described in response to paragraph (a)" of Item 1015 of Regulation
         M-A.
Unaudited Prospective Financial Information of the Company, page 49

11. Please revise to include the full projections instead of a summary for each set of projections.
Interests of Executive Officers and Directors of the Company in the Merger, page 54

12. Disclose the proceeds to be received by each executive officer and each director for any shares of common stock as a result of the transaction.
Incorporation of Certain Documents by Reference, page 129

13.      Schedule 13E-3 does not specifically permit general    forward
incorporation    of
         documents to be filed in the future. Accordingly, please revise to indicate that the filing persons will amend their document to specifically list any such filings so sought to be incorporated by reference.
Exhibits

14. Please refile all of the Centerview presentations to remove the tag "confidential" from the top of each page, or, alternatively, please include prominent disclosure that removes any implication that shareholders are ineligible to rely upon the information contained in those presentations. Also, refile exhibits (c)(7) and (c)(8) to unredact the information about parties contacted by Centerview. Alternatively, you may file a confidential treatment request.
 Mark Gordon
51 West 52nd Street
May 2, 2022
Page 4

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Daniel Duchovny at 202-551-3619.



FirstName LastNameMark Gordon                               Sincerely,
Comapany Name51 West 52nd Street
                                                            Division of
Corporation Finance
May 2, 2022 Page 4                                          Office of Mergers &
Acquisitions
FirstName LastName